Exhibit 99.1

Ballard Power Systems Inc.	Ballard Power Systems
4343 North Fraser Way
Burnaby BC V5J 5J9
Canada

News Release	Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Encourages Shareholders to Vote Their Shares

ISS Recommends Ballard Stockholders Vote FOR the Company’s Special Resolution to Approve Sale of German Subsidiary

August 17, 2005

Vancouver, Canada – Ballard Power Systems (TSX: BLD, Nasdaq: BLDP) today announced that Institutional Shareholder Services (“ISS”), the leading proxy advisory firm advising institutional investors in proxy voting matters, has recommended, in a report dated August 11, 2005, that shareholders vote FOR the special resolution to approve the sale of the company’s German subsidiary, Ballard Power Systems AG (“BPSAG”) to its Vehicular Alliance Partners, DaimlerChrysler AG (“DaimlerChysler”) and Ford Motor Company (“Ford”).  The special resolution is the key agenda item at Ballard’s upcoming special shareholders’ meeting, scheduled for August 29, 2005.

In recommending a vote FOR the special resolution to approve the sale of BPSAG, ISS said, “We find the transaction and ancillary arrangements to make good strategic sense and also understand the need to allow DaimlerChrysler and Ford to continue to enjoy the privileges attached to their shareholdings.  A strong relationship with these two companies is important for Ballard given their undertaking to purchase vehicular fuel cell products from the company and the funding commitments they have made.”

ISS continued, “Furthermore we have reviewed the board processes in the run up to the arrangement focusing primarily on the timing of the appointment of the special committee, the composition and independence of the special committee, its participation in the overall process, appointment of financial advisors and their independence etc.  We note the setting up of the special committee at an early stage of the negotiations and their active participation in the process and we are comfortable with the procedures followed.”

ISS concluded, “Given that there is a clear strategic rationale for the divestment of BPSAG and the fact that we are comfortable with the board processes followed we are supporting this resolution.”

Ballard encourages all shareholders to promptly cast their votes according to the instructions contained on their proxy card or voting instruction form to ensure that votes are counted in the tabulation prior to the meeting.  If shareholders have questions about the proposals or need assistance voting their shares, they may call D.F. King & Co., Inc., who is assisting the Company in the solicitation, toll-free at 1-888-887-1266 (North America) or collect at 1-212-269-5550.

Ballard Power Systems has filed a Management Proxy Circular relating to its August 29, 2005 Special Meeting of Shareholders with the appropriate Canadian and U.S. Securities regulators.  This document is available free of charge at http://www.sedar.com/ and http://www.sec.gov/edgar.shtml.  It is also available on Ballard’s website at www.ballard.com.  Shareholders are urged to read the Management Proxy Circular and all documents incorporated by reference therein because they contain important information.

Ballard, its directors and executive officers, other members of management and employees of Ballard, as well as representatives of D.F. King & Co., Inc., may be deemed to be participants in the solicitation of proxies from Ballard’s shareholders. Information regarding Ballard’s directors and executive officers is available in Ballard’s Management Proxy Circular for its 2005 annual meeting of shareholders, filed on May 19, 2005, which may be obtained free of charge at http://www.sedar.com/, http://www.sec.gov/edgar.shtml and http://www.ballard.com.

About Ballard

Ballard Power Systems is recognized as the world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.

To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

For further information, please call Rebecca Young or Michelle Cormack at 604-454-0900.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.